UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

The Descartes Systems Group Inc.
_____________________________________________________________________________
(Exact name of registrant as specified in its charter)

Canada	000-29970	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

120 Randall Drive, Waterloo, Ontario, Canada	N2V 106
(Address of principal executive offices)	(Zip Code)

Peter Nguyen (519) 746-8110
_____________________________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024
☐   Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
(b)            Conflict Minerals Disclosure of The Descartes Systems Group Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934
Overview:
This is the Conflict Minerals Disclosure of The Descartes Systems Group Inc. (“Descartes” or the “Company”) for the calendar year January 1 to December 31, 2024 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.
In accordance with Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (“Act”) governing conflict minerals, registrants must determine whether any of the conflict minerals (defined by the Act as Tin (Cassiterite), Tungsten (Wolframite), Tantalum (Columbite-Tantalite or Coltan) and Gold (the “Conflict Minerals”)) are necessary to the functionality or production of its manufactured products. If so, the registrant must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the Conflict Minerals originated in Democratic Republic of the Congo or adjoining countries (collectively, “DRC”), or are from recycled or scrap sources.
Descartes' Business:
Descartes provides technology and networks focused on logistics and supply chain management business processes. Its solutions are primarily cloud-based software-as-a-service solutions. However, the Company designs, and contracts for, the manufacture of electronic logging devices (“ELDs”) for Bluetooth Low Energy (“BTLE”) readers and tag devices. The BTLE devices contain an array of electronic components similar to what is found in other modern, communicating devices. Computer processing chips, cellular modems, Wi-Fi chipsets, GPS chipsets, and other components sourced from manufacturers around the globe are used in the fabrication of these devices. The Company believes that Conflict Minerals may be used in certain components used in the manufacture of its Tags and Readers; specifically, Gold, Cassiterite, and Tantalum. Sales of the Company’s BTLE devices represented less than .50% of the Company’s worldwide revenues for the Company’s 2025 fiscal year ended January 31, 2025.
RCOI:
In accordance with the Act, Descartes conducted an RCOI to determine whether any of the Conflict Minerals originated in the DRC. The Company performed this work by reviewing its worldwide supply chain and by contacting its manufacturers and requesting information as to where the Conflict Minerals are sourced.
The Company reviewed the information received for completeness. Its suppliers did not inform Descartes in response to due diligence inquiries that the suppliers obtained Conflict Minerals from the DRC. In accordance with the Act, as a result of the information the Company received from its suppliers for calendar year 2024, Descartes was not able to determine with certainty the country of origin of the Conflict Minerals in its manufactured products, but does not have reason to believe that its necessary Conflict Minerals may have originated in the DRC.
Conflict Minerals Policy; Website:
The Company believes in responsibly sourcing components for its ELDs, and understands the negative impacts that conflict derived minerals have on the peoples of affected regions. As part of its commitment to corporate responsibility and respecting human rights in its own operations and supply chain, it is the Company's goal not to use Conflict Minerals and to continue to support responsible mineral sourcing. The Company will continue to encourage its supply chain partners to provide components which are Conflict Mineral free.
Descartes has adopted a Policy on Conflict Minerals, a copy of which can be found on its website at https://www.descartes.com/legal/compliance/policy-on-conflict-materials. The content of any website referred to herein is included for general information only and is not incorporated by reference into this Form SD. This Form SD also is posted on Descartes’ website at https://www.descartes.com/legal/compliance/policy-on-conflict-materials.

Section 2 Exhibits
Item 2.01 Exhibits
Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Descartes Systems Group Inc. (Registrant) /s/ Peter Nguyen	May 30, 2025
By: Peter Nguyen Title: General Counsel